Exhibit 99.1

News release

Cenovus announces agreement to acquire Athabasca Oil Corporation

Calgary, Alberta (October 5, 2026) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that it has entered into a definitive arrangement agreement to acquire Athabasca Oil Corporation (TSX: ATH) (“Athabasca”) in a cash and stock transaction with an implied enterprise value of $5.7 billion.

Transaction Highlights

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Clear strategic fit with Cenovus’s core oil sands business – Adds approximately 45 thousand barrels of oil equivalent per day (MBOE/d)[1], including thermal production proximal to Cenovus’s Christina Lake, May River and Thornbury assets, expanding the company’s position in a core resource fairway.

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High-quality, long-life resource – Over 75 years of proved plus probable reserves life[1], including high-quality oil sands assets at Leismer and Corner, providing significant growth potential and a pathway to accelerate thermal production to 115 thousand barrels per day (Mbbls/d) by 2032.

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Leverages Cenovus’s SAGD operating expertise – Application of Cenovus’s proven SAGD operating model to Athabasca’s assets is expected to enhance reservoir performance, reduce steam-to-oil ratios, and accelerate resource recovery. Together with a differentiated project execution track record, including the profitable completion of over 30 successful oil sands phase expansions to date, Cenovus is uniquely positioned to optimize the value of the acquired SAGD assets.

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$85 million of annual corporate and commercial synergies – Cenovus expects to realize approximately $85 million per year of corporate and commercial synergies, with the majority captured in the first full year following closing of the transaction.

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Consolidates scalable Duvernay platform – Consolidates ownership of Duvernay Energy Corporation, a high-quality, oil-weighted position in the Kaybob Duvernay, with the option to accelerate development and grow production to a sustainable 20 MBOE/d.

“This transaction strengthens our position in one of the world’s premier oil-producing regions and is a natural extension of our oil sands strategy,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “Athabasca’s high-quality, long-life assets fit well with our portfolio and provide a clear opportunity to apply our scale and operating expertise to improve performance, grow production and create long-term shareholder value.”

1 Production and reserves life based on estimated 2026 production exit rate. See Advisory.

Transaction details

Under the terms of the arrangement agreement, Cenovus will acquire all of the issued and outstanding common shares of Athabasca at a price of $12.00 per share, payable in cash and Cenovus common shares. Each Athabasca shareholder (other than dissenting Athabasca shareholders) will have the option to elect to receive, for each Athabasca common share held: (i) $12.00 in cash; (ii) 0.264 of a Cenovus common share; or (iii) such other proportion of cash and Cenovus shares as specified by the Athabasca shareholder. Shareholders who do not make a valid election will be deemed to have elected to receive cash for each of their Athabasca common shares.

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All elections will be subject to pro-ration based on a maximum of $4.3 billion in cash, equivalent to 75% of the total consideration, and a maximum of 44.4 million Cenovus common shares, equivalent to 35% of the total consideration. As a result, the aggregate consideration will comprise between 65% and 75% cash and between 25% and 35% Cenovus shares, based on elections made and deemed to be made by Athabasca shareholders. Depending on a particular shareholder’s election and pro-rationing, an Athabasca shareholder may ultimately receive entirely cash, entirely Cenovus shares or a combination of both.

Transaction funding

The cash portion of the consideration will be funded with cash on hand and certain short-term borrowings. Cenovus’s financial framework and net debt target of $4 billion are to remain unchanged.

Cenovus’s net debt at the end of the third quarter was approximately $3.0 billion. Including the cash component of this transaction, year-end 2026 pro forma net debt is expected to be between $5.0 billion to $5.5 billion2 at strip pricing representing less than 0.5 times adjusted funds flow3.

2 Assumes the maximum aggregate cash consideration of 75% or $4.3 billion and includes estimated transaction costs incurred upon closing. Forecasted at forward strip pricing as of September 30, 2026. Pro forma net debt may differ based on Athabasca shareholder elections and pro-ration.

3 Non-GAAP financial measure. See Advisory.

Timing and approvals

The transaction has been unanimously approved by the Board of Directors of both companies. Athabasca’s directors and executive officers have entered into voting and support agreements with Cenovus, pursuant to which they have agreed, subject to their terms, to vote all Athabasca common shares beneficially owned or controlled by them, representing approximately 2.2% of Athabasca’s issued and outstanding common shares, in favour of the transaction.

Cenovus expects the acquisition to close in December 2026, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval of the transaction by Athabasca shareholders. The transaction is not subject to any financing contingency.

Advisors

CIBC Capital Markets is acting as the exclusive financial advisor to Cenovus. McCarthy Tétrault LLP is acting as legal advisor to Cenovus.

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Conference call today

Cenovus will host a conference call today, October 5, 2026, starting at 7 a.m. MT (9 a.m. ET).

For analysts wanting to join the call, please register in advance.

To participate in the live conference call, you must complete the online registration form in advance of the conference call start time. Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the “Call Me” option to receive an automated call directly.

An audio webcast will also be available and archived for approximately 30 days.

A slide presentation with further details on the transaction can also be accessed in the investor section of our website at cenovus.com.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus, including following the acquisition of Athabasca, based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this news release is identified by words such as “accelerate”, “acquire”, “anticipate”, “consolidate”, “create”, “depend”, “enhance”, “expect”, “leverage”, “maintain”, “may”, “opportunity”, “optimize”, “option”, “position”, “potential”, “realize”, “reduce”, “remain”, “synergy”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: acquiring all of the issued and outstanding common shares of Athabasca pursuant to a plan of arrangement (the “Acquisition”); elections of Athabasca shareholders and the associated pro-rations of cash and share consideration; integrating Cenovus’s and Athabasca’s businesses and operations and realizing the anticipated strategic, operational, commercial, corporate and financial benefits and synergies of the Acquisition and value and timing thereof; anticipated operation and development plans, including but not limited to, integrated development, expansion, existing asset optimization and potential asset integrations; the ownership consolidation of Duvernay Energy Corporation and the benefits therefrom; Cenovus’s ability to provide a scalable platform and the associated optionality to accelerate development; the benefits of the Acquisition and the timing for realizing such benefits, including with respect to SAGD operation scaling, asset fit, thermal production growth, development, steam-to-oil ratio reduction, accelerated resource recovery, reserve and resource life, value optimization of Athabasca’s and Duvernay Energy Corporation’s assets, integration of assets, synergies and the sources of such synergies, accretion to adjusted funds flow per share, long-term shareholder value, accretion to asset quality and financial impact; the funding of consideration; Cenovus’s financial framework and net debt target of $4 billion remaining unchanged following the closing of the Acquisition; net debt and pro forma net debt following the closing of the Acquisition; anticipated pro forma net debt relative to adjusted funds flow at strip pricing; and timing of closing of the Acquisition.

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Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and Athabasca and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this news release is based include, but are not limited to: information currently available to Cenovus about itself and Athabasca and the businesses in which they operate; the completion of the Acquisition on anticipated terms and timing; the satisfaction of customary closing conditions and obtaining regulatory and Athabasca shareholder approvals; general economic, market and business conditions; anticipated tax treatment; that actions by third parties do not delay or otherwise adversely affect completion of the Acquisition; that any litigation relating to the Acquisition does not prevent, materially delay or otherwise adversely affect its completion; integrating Cenovus’s and Athabasca’s businesses and operations and realizing the anticipated strategic, operational, commercial, corporate and financial benefits and synergies of the Acquisition and value and timing thereof; anticipated operation and development plans, including but not limited to, integrated development, expansion, existing asset optimization and potential asset integrations; the ownership consolidation of Duvernay Energy Corporation and the benefits therefrom; Cenovus’s ability to provide a scalable platform and the associated optionality to accelerate development; the benefits of the Acquisition and the timing for realizing such benefits, including with respect to SAGD operation scaling, asset fit, thermal production growth, development, steam-to-oil ratio reduction, accelerated resource recovery, reserve and resource life, value optimization of Athabasca’s and Duvernay Energy Corporation’s assets, integration of assets, synergies and the sources of such synergies, accretion to adjusted funds flow per share, long-term shareholder value, accretion to asset quality and financial impact; the accuracy of the reserve and resource estimates and the operating and development assumptions underlying the anticipated outcomes; that adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, arising from the announcement or completion of the Acquisition, do not materially impair completion, integration or realization of the anticipated benefits; combined company production estimates; the quality of the integrated resource/assets meeting expectations; that there will be no material change to Athabasca’s operations prior to completion of the Acquisition; assumptions regarding Athabasca shareholder elections and the associated rounding and pro-ration of cash and share consideration, including the applicable aggregate limits; the availability of cash on hand and short-term borrowings to fund the cash consideration and Cenovus’s ability to issue the shares required to satisfy the share consideration; Cenovus’s financial framework and net debt target remaining unchanged; the assumptions regarding shareholder elections, commodity prices, operating results, capital spending and funding underlying anticipated net debt, pro forma net debt and pro forma net debt relative to adjusted funds flow at strip pricing; no material changes to laws and regulations adversely affecting Cenovus’s or Athabasca’s operations or the Acquisition; commodity prices; and the assumptions inherent in Cenovus’s updated 2026 corporate guidance available on cenovus.com.

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The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; not completing the Acquisition on anticipated terms and timing, or at all, including failure to satisfy customary closing conditions or obtain required regulatory and Athabasca shareholder approvals; failing to complete the Acquisition on the terms contemplated by the arrangement agreement between Cenovus and Athabasca; differences in Athabasca shareholder elections and the resulting cash and share consideration from those assumed; the combined company’s inability to issue securities; potential litigation relating to the Acquisition that could be instituted against Cenovus or Athabasca; the delay or inability to integrate Cenovus’s and Athabasca’s businesses and operations and realizing the anticipated strategic, operational, commercial, corporate and financial benefits and synergies of the Acquisition and value and timing thereof; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; the inability or failure to achieve the anticipated operation and development plans, including but not limited to, integrated development, expansion, existing asset optimization and potential asset integrations; delay or inability to achieve the anticipated benefits from the ownership consolidation of Duvernay Energy Corporation; Cenovus’s ability to provide a scalable platform and the associated optionality to accelerate development; delay or inability to achieve the anticipated benefits of the Acquisition and the timing for realizing such benefits, including with respect to SAGD operation scaling, asset fit, thermal production growth, development, steam-to-oil ratio reduction, accelerated resource recovery, reserve and resource life, value optimization of Athabasca’s and Duvernay Energy Corporation’s assets, integration of assets, synergies and the sources of such synergies, accretion to adjusted funds flow per share, long-term shareholder value, accretion to asset quality and financial impact; inaccuracies in reserve and resource estimates or in the underlying operating and development assumptions; the quality of the integrated resource/assets failing to meet expectations; changes to Cenovus’s financial framework or net debt target; differences in shareholder elections, commodity prices, operating results, capital spending or funding; net debt, pro forma net debt or pro forma net debt relative to adjusted funds flow differing from anticipated levels; material changes to laws and regulations adversely affecting Cenovus’s or Athabasca’s operations or the Acquisition; the consequences of not completing the Acquisition, including the volatility of the share prices of Cenovus and Athabasca, negative reactions from the investment community and the required payment of certain costs related to the Acquisition; potential undisclosed liabilities in respect of Athabasca unidentified during the due diligence process; inaccuracies in the pro forma financial information of the combined company after the Acquisition; the interpretation of the Acquisition by tax authorities; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; volatility of, and other assumptions regarding, commodity prices; product supply and demand; market competition, including from alternative energy sources; inability to maintain relationships with partners or successfully manage and operate integrated businesses; and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the periods ended December 31, 2025 and June 30, 2026 and the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

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The guidance in respect of Cenovus’s expectations of future periods in this news release may be considered to be a financial outlook for the purposes of applicable Canadian securities laws. Such information is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available, and which may become available in the future. These projections constitute forward-looking statements and are based on several material factors and assumptions set out above. Actual results may differ significantly from such projections. See above for a discussion of certain risks that could cause actual results to vary. The financial outlook contained in this news release has been approved by management as of the date of this news release. Readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. Cenovus and its management believe that the financial outlook contained in this news release has been prepared based on assumptions that are reasonable in the circumstances, reflecting management’s best estimates and judgments, and represents, to the best of management’s knowledge and opinion, expected and targeted financial results. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

In respect of the net debt disclosure herein, readers are directed to Cenovus’s MD&A for the periods ended December 31, 2025 and June 30, 2026 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com), which includes a detailed composition of how Cenovus calculates the metric.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2025 and June 30, 2026 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures

Certain financial measures in this news release do not have a standardized meaning as prescribed by IFRS Accounting Standards including Adjusted Funds Flow. These measures may not be comparable to similar measures presented by other issuers and are described and presented in order to provide shareholders and potential investors with additional measures for analyzing our ability to generate funds to finance our operations and information regarding our liquidity. This additional information should not be considered in isolation, or as a substitute for, measures prepared in accordance with IFRS Accounting Standards. Readers are directed to “Advisory – Specified Financial Measures” in Cenovus’s MD&A for the periods ended June 30, 2026 for further information.

Oil and Gas Advisory

Barrels of Oil Equivalent – natural gas volumes are converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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This news release makes assumptions relating to future production volumes based on reserve evaluation calculations prepared by third-party independent evaluators. Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable reserves and in projecting future rates of production. The total amount or timing of actual future production may vary significantly from reserves and production estimates.

This press release contains certain oil and gas metrics, such as “reserves life”, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional information regarding Cenovus’s acquisition of Athabasca; however, such measures are not reliable indicators of future performance and future performance may not compare to performance in previous periods and therefore such metrics should not be unduly relied upon.

Athabasca reserves life is calculated using total gross reserves on a 2P basis and dividing them by Athabasca management’s current anticipated 2026 exit production, in each case as included in Athabasca’s public disclosure. Although Cenovus has no knowledge that would indicate that any information contained in the documents filed by Athabasca are untrue or incomplete, Cenovus does not assume any responsibility for the accuracy or completeness of the information contained in such documents, or for any failure by Athabasca to disclose events that may have occurred or that may affect the significance or accuracy of any such information, which are unknown to Cenovus.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating sustainability considerations into its business plans. Cenovus common shares are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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